VIA EDGAR TRANSMISSION	July 1, 2022

Division of Corporation Finance
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Benjamin Holt

Re:    Sands China Ltd.
Registration Statement on Form F-4 (File No. 333-262328)
Ladies and Gentlemen:
Pursuant to Rule 461 (“Rule 461”) promulgated under the Securities Act of 1933, Sands China Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-4 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:00 P.M., Eastern Standard Time, on July 6, 2022 or as soon thereafter as practicable.
If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an authorized officer of the Company or by any attorney from the Company’s U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.
If you have any questions concerning this letter, or if you require any additional information, please contact David J. Goldschmidt of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3574 or by email (david.goldschmidt@skadden.com).

Very truly yours,
Sands China Ltd.
By:	/s/ Dylan James Williams
Dylan James Williams
General Counsel and Company Secretary

cc: David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP